Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3, and related Prospectus, of our report dated March 30, 2021 (which report includes an explanatory paragraph relating to the existence of substantial doubt about the Company’s ability to continue as a going concern), relating to the consolidated financial statements of Aridis Pharmaceuticals, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, and to the reference to our Firm under the caption “Experts” in the related Prospectus which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

August 13, 2021